

March 17, 2023

Thibaut Mongon
Chief Executive Officer
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

> **Re: Kenvue Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 3, 2023**
> **File No. 333-269115**

Dear Thibaut Mongon:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed March 3, 2023

Debt Financing Transactions, page 11

1. We note the revised disclosure on page 11. Please revise to disclose here that prior to the completion of this offering, you expect to complete a private placement issuance of senior notes in an aggregate principal amount of up to $9 billion, and that you also expect to enter into a five-year senior unsecured revolving credit facility in an aggregate principal amount of $4 billion and to have a commercial paper program for the issuance of up to $4 billion in aggregate principal amount, as you state elsewhere in your prospectus. Also specify any restrictions that will be imposed on you and your operations by such financing arrangements. Refer to comment 7 of our September 28, 2022 letter. Please also revise to disclose that all of the underwriters in this offering are also participating in the Notes Offering, for which they will receive customary fees and commissions, as you

Thibaut Mongon
Kenvue Inc.
March 17, 2023
Page 2

further explain on page 247.

Liquidity and Capital Resources, page 110

2. We note the revised disclosure on page 112 regarding the debt to be incurred in connection with the Separation. Please revise to further address the anticipated sources of funds for repayment. Refer to comment 12 of our letter dated September 28, 2022.

Underwriting, page 242

3. We note the disclosure on this page that, "[t]o the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any shares in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations." Please revise this section to name the applicable U.S. registered broker-dealers that each such underwriter will use, or advise.

You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Michael E. Mariani, Esq.